Terrence A. Childers Direct: (404) 572-6820 Fax: (404) 420-0820 Terrence.Childers@BryanCave.com

October 12, 2010

VIA FACSIMILE (703) 813-6984

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Tom Kluck, Legal Branch Chief

Re:	Omega HealthCare Investors, Inc. Registration Statement on Form S-4 Filed August 10, 2010 File No. 333-168696

Dear Mr. Kluck:

I am writing this letter on behalf of Omega Healthcare Investors, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated September 3, 2010 regarding the above-referenced registration statement filed by the Company.  In order to respond to the comment letter of the Staff,  the Company will file Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”).  This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Prospectus Cover Page

1.   Please disclose the following on the cover page of the prospectus:

●	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

●
Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented  or amended, in connection with resales of the new securities.

Response:   The Company will include the following language on the cover page of the prospectus filed with the Amendment:

U. S. Securities and Exchange Commission
October 12, 2010

Any broker-dealer that acquires exchange notes for its own account in exchange for initial notes must represent that the initial notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale, or other retransfer of the exchange notes.  During the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for initial notes which it acquired through market-making activities or other trading activities.  See “The Exchange Offer–Resales of Exchange Notes.”

Incorporation of documents by reference, page 92

2.   We note that in this section, you did not properly incorporate future filings prior to the effective date of your registration statement.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please amend your Registration Statement to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:  The Company will modify the language set forth in the Amendment under “Incorporation of Documents by Reference” as follows:

 The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to our other filings with the SEC.  The information that we incorporate by reference is considered a part of this prospectus and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus.  ~~We incorporate by reference the following documents (File No. 1-11316) we filed with the SEC pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Exchange Act, other than information in these documents that is not deemed to be filed with the SEC.~~  We incorporate by reference into this prospectus the documents set forth below that we have filed with the SEC, and any future filings by us under sections 13(a), (13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement (except for any information therein which has been “furnished” rather than “filed” and any sections thereof which project future results or performance, which shall not be incorporated herein):

●	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 1, 2010;
●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 10, 2010 and for the quarter ended June 30, 2010, filed with the SEC on August 6, 2010;

U. S. Securities and Exchange Commission
October 12, 2010

●	our current reports* on Form 8-K, filed with the SEC on January 15, 2010, February 4, 2010, February 10, 2010, March 31, 2010, April 16, 2010, April 20, 2010, May 7, 2010, June 14, 2010, June 25, 2010, ~~and~~ June 30, 2010, September 27, 2010 and October 5, 2010;
●
the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 4, 2002, and any amendments or reports filed for the purpose of updating that description; and

●	our Proxy Statement on Schedule 14A, relating to the annual meeting of stockholders held on June 9, 2010, filed with the SEC on April 30, 2010.
______________________

* We are not incorporating and will not incorporate by reference into this prospectus past or future information on reports furnished or that will be furnished under Items 2.02 and/or 7.01 of, or otherwise with, Form 8-K.

Exhibits II-2

3.    Please include a tax opinion with regards to your REIT status.  See Item 601(b)(i) of Regulation S-K.

Response:  The Company will obtain the requisite tax opinion and file the same as Exhibit 8.1 to the Amendment.

Undertakings, II-2

4.     Please include the undertakings required under Item 512(a)(5) and (6) of Regulation S-K.

Response:   The Company will include the following language in the Amendment under “Item 22. Undertakings”:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

U. S. Securities and Exchange Commission
October 12, 2010

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

_____________________

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses.  If you have any questions or if you require any additional information with respect to these matters, please contact me at (404) 572-6820 or Eliot Robinson at (404) 572-6785.

Sincerely,

/s/ Terrence A. Childers
Terrence A. Childers

cc:	Folake K. Ayoola
U.S. Securities and Exchange Commission

Eliot W. Robinson
Bryan Cave LLP

C. Taylor Pickett
Robert O. Stephenson
Omega Healthcare Investors, Inc.